Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Amendment No. 1 to Registration Statement No. 333-161848 on Form S-3 of our reports dated February 26, 2009, relating to the financial statements and financial statement schedule of Callaway Golf Company (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s adoption of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes, in 2007), and the effectiveness of Callaway Golf Company’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of Callaway Golf Company for the year ended December 31, 2008, and to the reference to us under the heading “Experts” in the Prospectus, which is part of the Registration Statement.

/s/ Deloitte & Touche LLP

Costa Mesa, California

October 28, 2009